June 15, 2015

Celeste M. Murphy

Division of Corporate Finance

Securities Exchange Commission

Re:	Poverty Dignified Registration Statement on Form S-1 Filed February 6, 2015 File No. 333-201936

Dear Ms. Murphy,

We are hereby requesting acceleration of effectiveness of the above referenced Form S-1, as amended, in accordance with Rule 461 under the Securities Act of 1933. We are requesting effectiveness as of 4:00 P.M. EST on Wednesday, June 17, 2015 or as soon as there after practicable.

In conjunction with this request for acceleration of the effective date of the above referenced Form S-1, the issuer acknowledges that:

•	the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert the Commission’s action of declaring the filing effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

10617 Kettering Drive, Ste 219

Charlotte, NC 28226

UNITED STATES

719.761.1869

www.POVERTYDIGNIFIED.com

1

If you have any questions or need any additional information to grant effectiveness, please advise.

Please notify the undersigned upon effectiveness of the Form S-1 at to the Company’s Securities Counsel at jillian@syndicationlawyers.com.

Sincerely,

/s/ George Critz

Poverty Dignified, Inc.

George Critz, CFO

cc:	Jillian Sidoti Trowbridge Taylor Sidoti LLP

10617 Kettering Drive, Ste 219

Charlotte, NC 28226

UNITED STATES

719.761.1869

www.POVERTYDIGNIFIED.com